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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXHANGE ACT OF 1934
(AMENDMENT NO. 8)*

NDCHEALTH CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.125 PER SHARE

(Title of Class of Securities)

639480102

(CUSIP Number)

JEROME J. LANDE
MMI INVESTMENTS, L.P.
152 West 57th Street
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 5, 2005

(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

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CUSIP No. 639480102
1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	3,501,900
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	3,501,900
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,501,900
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

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CUSIP No. 639480102
1.	NAMES OF REPORTING PERSONS...........................MCM Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	3,501,900
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	3,501,900
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,501,900
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

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ITEM 1. SECURITY AND ISSUER

        This Amendment No. 8 to statement on Schedule 13D (this “Statement”) relates to the Common Stock, Par Value $.125 Per Share (the “Common Stock”), of NDCHEALTH CORPORATION, a DELAWARE corporation (the “Issuer”), the principal executive offices of which are located at NDC PLAZA, ATLANTA, GEORGIA 30329-2010. This Amendment No. 8 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No. 8 shall have the respective meanings given to such terms in the Schedule 13D originally deemed filed on April 7, 2004 (“Original Schedule 13D”).

ITEM 4. PURPOSE OF TRANSACTION

        MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase (but not to more than 10% of the outstanding Common Stock), decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders, including, without limitation, as described in the following paragraphs.

        MMI Investments submitted to the Issuer, for inclusion in its proxy statement for its 2004 annual meeting, a shareholder proposal (“Proposal”) requesting that the Board of Directors engage a leading investment bank to analyze strategic alternatives for maximizing shareholder value, including but not limited to acquisitions, divestitures, recapitalizations and sale to or merger with a third party; a copy of that Proposal, related supporting statement and related letter to the Issuer is filed herewith as Exhibit 2. Although MMI Investments had held in excess of $2,000 worth of the Issuer’s common stock only since July 10, 2003, and therefore did not meet the Rule 14a-8 requirement for such a holding for one year at the required time of the Proposal’s submission, MMI Investments, based on its belief that the Proposal otherwise met the 14a-8 requirements, requested that the Issuer waive the one year requirement. The Issuer subsequently obtained concurrence from the staff of the Securities and Exchange Commission that the Proposal could be excluded from its proxy statement under Rule 14a-8.

        On July 14, 2004, the Reporting Persons transmitted to the Issuer notice (“Notice”), filed herewith as Exhibit 3, in accordance with the Issuer’s By-Laws, of a separate proposal (“Stockholder Value Proposal”) — similar to the Proposal — to be moved at the Issuer’s annual meeting. MMI’s revised definitive proxy materials relating to the Stockholder Value Proposal filed with the Commission on September 21, 2004 may be viewed on the Commission’s website at www.sec.gov. The Reporting Persons solicited proxies from the holders of at least 50.01% of the Issuer’s outstanding common stock in favor of the Stockholder Value Proposal in accordance with the proxy rules under the Securities Exchange Act of 1934. Based on voting results certified by the independent Inspectors of Election, the Stockholder Value Proposal was approved at the Issuer's October 28, 2004 annual meeting by a majority of the outstanding shares, representing approximately 83% of the shares voted on the proposal at a better than five-to-one margin. A copy of MMI's press release issued on November 9, 2004, concerning the certified vote on the Stockholder Value Proposal and its significance is filed herewith as Exhibit 5.

        On January 5, 2005, MMI Investments transmitted to the Issuer's independent directors a letter, included in the press release issued on January 6, 2005 and filed herewith as Exhibit 6, that, among other things, (i) demands that the Board promptly terminate Walter Hoff and accelerate the retention of an investment banker and commencement of the strategic alternatives review process and (ii) briefly addresses MMI Investments' plans with respect to a possible election contest.

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        As a result of some or all of the actions described in the preceding paragraphs, MMI Investments may no longer be able to rely on the exemption under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) for shares held solely for investment purposes. In order to retain its flexibility to determine, as described above, to increase (but not to more than 10% of the outstanding Common Stock of the Issuer) MMI Investments’ holdings of Common Stock where the value of such holdings upon any such increase exceeds $50 million, MMI Investments on May 17, 2004, filed a Notification and Report Form under the HSR Act, seeking clearance for such acquisitions. MMI Investments was granted early termination of the waiting period pursuant to the HSR Act on June 7, 2004.

        Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; PROVIDED that the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: January 10, 2005

MMI INVESTMENTS, L.P. By: MCM Management, LLC General Partner By: /s/ JEROME J. LANDE Jerome J. Lande Vice President MCM MANAGEMENT, LLC By: /s/ JEROME J. LANDE Jerome J. Lande Vice President

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SCHEDULE I

MCM MANAGEMENT, LLC (“MCM”)

NAME AND BUSINESS ADDRESS	POSITION AND PRINCIPAL OCCUPATION
John S. Dyson 152 West 57th Street New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company, 152 West 57th Street, New York, New York 10019
Clay B. Lifflander 152 West 57th Street New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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EXHIBIT INDEX

NUMBER                                                                                                DESCRIPTION

1.

Joint Filing Agreement dated as of April 7, 2004, by and between MMI Investments and MCM (incorporated by reference to Exhibit to the Schedule 13D filed by such persons on April 7, 2004, with respect to NDCHealth Corporation).

2.

Letter, dated April 28, 2004 to NDCHealth Corporation and enclosure thereto (containing a shareholder resolution and related support statement) (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Original Schedule 13D).

3.

Letter, dated July 14, 2004 to NDCHealth Corporation (giving notice of a motion to be made at its 2004 Annual Meeting) (incorporated by reference to Exhibit 3 to Amendment No. 4 to the Original Schedule 13D).

4.	Press release, dated October 28, 2004, issued by MMI Investments (incorporated by reference to Exhibit 4 to Amendment No. 6 to the Original Schedule 13D).

5.	Press release, dated November 9, 2004, issued by MMI Investments (incorporated by reference to Exhibit 5 to Amendment No. 7 to the Original Schedule 13D).

6.

Press release, dated January 6, 2005, issued by MMI Investments, including a letter, dated January 5, 2005 to the Issuer's independent directors (among other things, (i) demanding termination of Walter Hoff and accelerated retention of an investment banker and commencement of the strategic alternatives review process, and (ii) briefly addressing MMI Investments' plans with respect to a possible election contest).

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EXHIBIT 6

FOR IMMEDIATE RELEASE

Contact: Jerome Lande MMI Investments, L.P. Tel: (212) 586-4333 Fax: (212) 586-0340

      PRESS RELEASE

MMI Investments, L.P. Calls for the Termination of NDCHealth Corporation CEO Walter Hoff Due to Company’s ‘Inability to Report Financial Results in an Accurate and Timely Manner’

MMI Investments, L.P. Holds Approximately 9.7% of NDC’s Outstanding Shares

NEW YORK — (BUSINESS WIRE) — Jan. 6, 2005 — MMI Investments, L.P. (MMI), the holder of approximately 9.7% of the outstanding shares of NDCHealth Corporation (NYSE: NDC), sent the following letter to NDC’s independent directors calling for the termination for cause of CEO Walter Hoff and the accelerated implementation of their promise to retain an investment bank and undergo a strategic alternatives review process.

MMI’s Stockholder Value Proposal, which was approved by NDC stockholders by a better than five-to-one margin at the 2004 Annual Meeting, calls upon the NDC Board to engage a leading investment bank to analyze and provide a written report to the Board on all strategic alternatives available to maximize stockholder value.

[MMI Investments, L.P. Letterhead]

January 5, 2005

The Independent Members of the Board of Directors
NDCHealth Corporation
NDC Plaza
Atlanta, Georgia 30329-2010

Dear Independent Board Members:

        Over two months ago NDC’s stockholders overwhelmingly sent the Board a message that the status quo was unacceptable. The announcement that you are delaying today’s scheduled release of 2nd quarter earnings indicates that the Board fails to grasp the seriousness and time-sensitivity of its duties to stockholders. Whereas you have promised the stockholders progress and improved results, you have delivered further mismanagement of financial reporting and investor expectations.

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        We demand that the Board immediately fire Walter Hoff for cause (at no expense to the stockholders in the form of severance payments) on the basis of NDC’s inability to report financial results in an accurate and timely manner over virtually his entire tenure as CEO. The Board must also explore the potential recovery of bonus and stock-based awards to Mr. Hoff, as these were predicated on reported results which the Board apparently now believes are inaccurate. We believe that any competent businessperson would understand that drastic management change is needed immediately and that continued retention of Walter Hoff only compounds a corrosive problem within NDC.

        The engagement of an investment banker with no historical ties to the company must be announced promptly and a strategic alternatives review process must be undertaken immediately. It is overdue that the Board make its public pronouncements about hiring an investment banker more than empty promises. Continued delay under the guise of “an orderly process” can only be construed as gross defiance of the stockholders.

        During the proxy contest we elected not to seek to replace any members of the Board. With continued mismanagement of NDC’s operations and total lack of accountability within the boardroom and executive suite, I realize now that may have been a mistake. It is not a mistake we plan to repeat, if the Board fails to act promptly on the pressing necessity of removing Mr. Hoff and commencing the strategic alternatives review process. Failure has become predictable from this Board and management team — consequences are long overdue.

Sincerely,
/s/ Clay Lifflander

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